SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 March 2019

M&GPrudential appoints three Non-Executive Directors
ahead of demerger

Prudential plc today announces that M&GPrudential has appointed three Non-Executive Directors as part of its preparations to demerge from Prudential plc.

The appointments are all with immediate effect following their approval by the Prudential Regulatory Authority and the Financial Conduct Authority.

Caroline Silver joins as the Senior Independent Non-Executive Director. An investment banker with an executive career spanning over 30 years, most recently as a Managing Director at Moelis & Company, Ms Silver brings extensive experience of advising global financial institutions and regulators across Europe. She is Non-Executive Chair of PZ Cussons PLC, a Non-Executive Director of Bupa and Meggitt PLC and a Trustee of the Victoria & Albert Museum.

Clive Adamson becomes a Non-Executive Director and Chair of the Risk Committee. Mr Adamson has considerable experience of UK and global economic, banking and regulatory matters gained from an extensive career in banking, and financial services regulation, including senior executive and advisory positions with the Financial Conduct Authority and its predecessor the Financial Services Authority. He is a Non-Executive Director of J.P. Morgan Securities plc, The Prudential Assurance Company Limited, CYBG plc and Ashmore Group plc.

Robin Lawther joins as a Non-Executive Director and Chair of the Remuneration Committee.  Ms Lawther is an international investment banker with extensive experience of global markets and financial institutions, having previously worked at J.P. Morgan for over 20 years, specialising in mergers and acquisitions and capital raising. She is a Non-Executive Director of Nordea Bank, UK Government Investments, Ashurst LLP and Oras Invest.

Mike Evans, Chair of M&GPrudential, says: "I am delighted to welcome Caroline, Clive and Robin to the Board. They bring a wealth of experience and a diversity of viewpoint which will be invaluable as we prepare for demerger and our future as a stand-alone, publicly listed company."

In March 2018, Prudential plc announced its intention to demerge M&GPrudential, the international savings and investments business formed by the merger of asset manager M&G and Prudential's UK and Europe insurance operations.

Enquiries:

Media		Investors/Analysts
Richard Miles	+44 (0)20 7548 3653	Spencer Horgan	+44 (0)20 3790 2559
Jonathan Miller	+44 (0)20 3977 0165

Notes to Editors:

About Caroline Silver
Caroline Silver is Non-Executive Chair of consumer products group PZ Cussons PLC, a Non-Executive Director of Bupa and Meggitt PLC and a Trustee of the Victoria & Albert Museum. Her executive career has spanned over 30 years as an investment banker, most recently as a Managing Director at Moelis & Company, specialising in global financial institutions advisory and capital raising. She has extensive experience advising clients and regulators both in the UK and globally. Prior to joining Moelis & Company in 2009, Ms. Silver was Vice Chairman of EMEA Investment Banking at Bank of America Merrill Lynch. Previously, she spent 14 years at Morgan Stanley, where she was Global Vice Chairman of Investment Banking.  She also worked in M&A and corporate finance at Deutsche Morgan Grenfell for seven years and started her career as a Chartered Accountant with PricewaterhouseCoopers. Ms. Silver holds a B.A. in English with Spanish from Durham University.

About Clive Adamson
Clive Adamson has enjoyed a 40-year career in financial services in banking and regulation and is now a non-executive director and adviser. Mr Adamson spent 20 years in wholesale banking initially with Citigroup and then with Bank of America where he held a number of senior positions including Regional Head of the UK and Northern Europe.  He then moved into regulation as an adviser at the Bank of England before being appointed as Director of Major UK Groups at the newly formed Financial Services Authority, a position he held during the financial crisis. Mr Adamson then moved to the Financial Conduct Authority on its formation where he was Director of Supervision and an Executive Member of the Board.  After 17 years in financial regulation, Mr Adamson is now a Non-Executive Director of J.P. Morgan Securities plc, The Prudential Assurance Company Limited, CYBG plc and Ashmore Group plc. He is also a Senior Adviser at McKinsey & Company. Mr Adamson holds an M.A. in Economics from Cambridge University.

About Robin Lawther
Robin Lawther is currently Non-Executive Director of Nordea Bank (Chair of the Remuneration Committee), UK Government Investments, Ashurst LLP (Chair of the Audit and Finance Committee) and Oras Invest. Ms Lawther is an international investment banker with extensive experience of global markets and financial institutions. She previously worked at J.P. Morgan in London and New York for over 20 years in a number of senior positions in investment banking. Her roles included Senior Country Officer and Head of Investment Banking for the Nordic Region and Head of the European Financial Institution Mergers and Acquisitions Execution Team. She specialised in mergers and acquisitions and capital raising. Ms Lawther holds a B.A. Honours in Economics from the University of North Carolina and an M.Sc. in Accountancy and Finance from the London School of Economics.

About M&GPrudential
M&GPrudential is the UK and European savings and investments business of Prudential plc. On 14 March 2018 Prudential plc announced its intention to demerge M&GPrudential from Prudential plc, resulting in two separately listed companies with different investment characteristics and opportunities. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&GPrudential. M&GPrudential has total assets under management of £321 billion (as at 31 December 2018) and has more than 6 million customers worldwide. Over the next five years, M&GPrudential's shareholders will be investing £250 million of shareholder capital into a series of transformation programmes to create a simple, modern, customer-centric savings and investments business.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 March 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group General Counsel and Company Secretary